UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  April 25, 2007                      /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                      APRIL 25, 2007

        ROCHESTER PROVIDES STATUS REPORT ON MINING AND MILLING OPERATIONS

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): The Board of Directors is pleased to provide a further update on the status of its Mina Real mining and milling operation in the State of Nayarit, Mexico.

MINING OPERATIONS: A more comprehensive sampling has been taken along the ramp development reported in our March 30, 2007 news release and assays received from SGS Laboratories, an independent ISO 2000 laboratory. The attached table shows all assay results received to date from 58 channel samples taken over approximately 120 metres of development within the vein system. The independent assays indicate an average vein width of 1.35 metres with average grades of 17 grams of gold per tonne and 139 grams of silver per tonne. Dr. Alfredo Parra, PhD and Qualified Person, commented that "Although these grades are lower than those earlier reported for a segment of the uppermost portion of the Level 1115 ramp, we continue to get excellent results as we ramp down to the lower level of the Florida 1 vein system. On the upper ramp to Level 1115, grades on eleven contiguous channel samples taken over approximately 20 metres of vein structure averaged 30.8 grams/tonne of gold and 212 grams/tonne of silver and an average width of 1.33 metres. Six of these samples ranged between 26.7 and 59.1 grams/tonne of gold. The lower ramp has so far produced an average grade of 15.1 grams/tonne of gold and 116 grams/tonne of silver from 19 channel samples taken over approximately 38 metres. Ongoing mine development work has continued during the temporary shutdown of the mill, which continues to increase our stockpile of mill feed."

MILLING OPERATIONS: The modifications to the pregnant solution pumping and piping systems were completed early last week. Additional capacity is in the process of being installed in the grinding section which should be completed in the next couple of days. These modifications are expected to allow mill production to reach our initial target of 200 tonnes/day with 80% grind passing 100 mesh and recovery of 90%+ for gold. Although the plant has been operating on a periodic basis to test the modified systems, we have not been in a position to recommence regular milling operations. During the commissioning process, ongoing monitoring revealed that the rock beneath the lined tailings dam was more permeable than indicated by pre-construction testing. As a result, a cyanide destruction circuit was installed during the recent shutdown to neutralize the tailings prior to being deposited in the tailings dam. Tests completed to date indicate that this destruction process is working effectively and we expect to receive final approval on this aspect of the modifications in the next few days. Commissioning of the plant is expected to re-commence shortly thereafter.

Dr. Alfredo Parra, the company's President, has an extensive background in mining exploration and operations, including senior management level positions with major Mexican based corporations such as CIA Minera Penoles and Kennecott. Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

Rochester represents a pure-play into the exploration and development of gold and silver properties located in Mexico. Its key operating personnel are highly skilled and credentialed Mexican citizens with the ability to identify and negotiate the acquisition of other advanced exploration and development properties in the region. Operating management has strong support from an active board of consulting directors with extensive experience in mining, milling and exploration.

ON BEHALF OF THE BOARD                        INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                             Empire Communications Inc.
Douglas F. Good, Chairman                          Tel: 1-866-841-0068
                                          Email: info@rochesterresourcesltd.com
                                         Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

                              Figure 1  -  RAMP 1511

              UPPER RAMP                                              LOWER RAMP

LINE NO   SAMPLE NO  WIDTH     Au      Ag         LINE NO   SAMPLE NO  WIDTH     Au      Ag

LINE 1     115-500    1.8     10.6    139         LINE 54-63       Outside Vein
LINE 2     115-501    1.0     15.1    108         LINE 64    115-907    0.6      2.8    110
LINE 3     115-502    1.1      9.9    164         LINE 65    115-908    1.1      6.8     88
LINE 4     115-503    2.4     10.9    149         LINE 66    115-909    1.1     13.3    121
LINE 5     115-504    1.4     25.8    315         LINE 67    115-910    0.7      9.2    100
LINE 6     115-505    1.2     15.5    131         LINE 68    115-911    1.0     36.4    202
LINE 7     115-506    2.2     20.9    122         LINE 69    115-912    1.0      3.6     62
LINE 8     115-507    2.4      8.4    146         LINE 70    115-913    0.7     12.1    200
LINE 9     115-508    2.2     14.2     53         LINE 71    115-914    1.0     15.4     63
LINE 10    115-509    2.4     12.5     77         LINE 72    115-915    1.1      9.1     49
LINE 11    115-510    2.8     14.0    103         LINE 73    115-916    1.0     17.4    134
LINE 12    115-511    3.0      8.6     65         LINE 74    115-917    1.0     20.7     79
LINE 13    115-512    2.3      9.8    112         LINE 75    115-918    1.1     13.7     57
LINE 14    115-514    2.0     26.1     79         LINE 76    115-919    0.8     45.6    194
LINE 15    115-515    1.5     42.1    119         LINE 77    115-920    0.8     10.6    102
LINE 16    115-516    1.5     55.6     89         LINE 78    115-921    1.0     10.5    138
LINE 17    115-517    1.6     13.7    262         LINE 79    115-922    1.0     13.1    124
LINE 18    115-518    1.6     35.6    792         LINE 80    115-923    1.1     22.4    180
LINE 19    115-519    1.6     10.7    106         LINE 81    115-924    1.0     13.4    129
LINE 20    115-520    1.2     19.3    133         LINE 82    115-925    0.8      8.7    118
LINE 21    115-521    1.0     59.1    258
LINE 22    115-522    0.9     17.2    135                              17.9
LINE 23    115-523    1.1     42.9    262
LINE 24    115-524    1.0     11.4    111                              Width    Gold   Silver
LINE 25    115-525    1.0     41.1    128         Upper Ramp Average    1.55    18.1    153.4
LINE 26    115-526    0.9      8.9    375         Lower Ramp Average    0.94    15.1    116.4
LINE 27    115-527    0.8     16.6    363           Combined Average    1.35    17.0    139.4
LINE 28    115-528    0.6      4.2    183
LINE 29    115-529    0.7     22.6     54
LINE 30-41      Outside Vein
LINE 42    115-122    1.0     22.9     98
LINE 43    115-123    1.2     10.6     71
LINE 44    115-124    1.7     10.9    208
LINE 45    115-125    1.6     16.0    122
LINE 46    115-126    1.7      8.6    132
LINE 47    115-127    1.8      7.2    100
LINE 48    115-128    1.7     10.7    128
LINE 49    115-129    1.6     30.4    145
LINE 50    115-130    1.6     23.6    136
LINE 51    115-131    1.4      8.1    108

                     60.5